Exhibit 99.2

Adaptimmune wins Scrip Award for Financing Deal of the Year

PHILADELPHIA, Pa. and OXFORD, UK, December 3, 2015 — Adaptimmune Therapeutics plc (Nasdaq: ADAP), a leader in the use of TCR engineered T-cell therapy to treat cancer, today announced that it has won the Financing Deal of the Year Award at the 2015 Scrip awards.

The global industry award recognizes Adaptimmune’s achievements in the exciting and competitive immunotherapy space.

In September 2014, Adaptimmune secured $104 million in a Series A round led by New Enterprise Associates, and followed this in May 2015 with a successful IPO on NASDAQ that raised $191m.

“This was a banner financing, especially for a UK company,” said the Scrip judges. “The bringing in of top-tier US investors certainly puts UK biotech on the map.”

Adaptimmune’s strategic goal is to bring breakthrough therapies to cancer patients, and the company is conducting Phase 1/2 clinical trials of its affinity-enhanced NY-ESO TCR therapeutic candidate in patients with synovial sarcoma, multiple myeloma, melanoma, ovarian cancer and non-small cell lung cancer. The company is developing its NY-ESO-1 therapy under a collaboration agreement with GlaxoSmithKline.

“We are delighted to win this 2015 Scrip Award - it is a tribute to years of work by a dedicated team to develop our innovative immunotherapies, which enabled us to attract financing from leading U.S. funds and complete the IPO,” said James Noble, Adaptimmune’s Chief Executive Officer. “We made strong progress in the past 12 months, achieving a set of ambitious clinical milestones and scaling up the organization on both sides of the Atlantic, and we now look forward to building on that in 2016.”

Adaptimmune’s next affinity enhanced T-cell therapy directed at MAGE A-10, one of a number of proprietary programs, is scheduled to enter the clinic shortly. In addition, the company has also recently announced a collaboration with Universal Cells Inc to develop allogeneic T-cell therapies.

The annual Scrip awards, which are in their 11th year, acknowledge and applaud the biotechnology and pharmaceutical industry’s highest achievers and are open to any research-based pharmaceutical or biotechnology company as well as third party companies that supply services to the pharmaceutical industry. A complete list of award winners is available at: www.scripawards.com

About Adaptimmune

Adaptimmune is a clinical stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor (TCR) platform. Established in 2008, the company aims to utilize the body’s own machinery — the T-cell — to target and destroy cancer cells by using engineered, increased affinity TCRs as a means of strengthening natural patient T-cell responses. Adaptimmune’s lead program is an affinity enhanced T-cell therapy targeting the NY-ESO cancer antigen. Its NY-ESO TCR affinity enhanced T-cell therapy has demonstrated signs of efficacy and tolerability in Phase 1/2 trials in solid tumors and in hematologic cancer types, including synovial sarcoma and multiple myeloma. In June 2014, Adaptimmune announced that it had entered into a strategic collaboration and licensing agreement with GlaxoSmithKline (GSK) for the development and commercialization of the NY-ESO TCR program in partnership with GSK.  In addition, Adaptimmune has a number of proprietary programs and its next affinity enhanced T-cell therapy, directed at MAGE A-10, is scheduled to enter the clinic shortly. The company has identified over 30 intracellular target peptides preferentially expressed in cancer cells and is currently progressing 12 through unpartnered research programs. Adaptimmune has over 190 employees and is located in Oxfordshire, UK and Philadelphia, USA. For more information:  http://www.adaptimmune.com

Forward-Looking Statements

This press release contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “believe,” “may”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and other words of similar meaning.  These forward-looking statements involve certain risks and uncertainties. Such risks and uncertainties could cause our actual results to differ materially from those indicated by such forward-looking statements, and include, without limitation: the success, cost and timing of our product development activities and clinical trials; our ability to submit an IND and successfully advance our technology platform to improve the safety and effectiveness of our existing TCR therapeutic candidates; the rate and degree of market acceptance of T-cell therapy generally and of our TCR therapeutic candidates; government regulation and approval, including, but not limited to, the expected regulatory approval timelines for TCR therapeutic candidates; and our ability to protect our proprietary technology and enforce our intellectual property rights; amongst others. For a further description of the risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements, as well as risks relating to our business in general, we refer you to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 13, 2015. We urge you to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements contained in this press release speak only as of the date the statements were made and we do not undertake any obligation to update such forward-looking statements to reflect subsequent events or circumstances.  We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

Adaptimmune Contacts

Will Roberts

Vice President, Investor Relations

T: (215) 825 9306

E: will.roberts@adaptimmune.com

Margaret Henry

Head of PR

T: +44 (0)1235 430036

Mob: +44 (0)7710 304249

E: margaret.henry@adaptimmune.com